UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2020

Commission File Number: 1-13368

POSCO

(Translation of registrant’s name into English)

POSCO Center, 440 Teheran-ro, Gangnam-gu, Seoul, Korea, 06194

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Resolution on Participation of Capital Increase by POSCO CHEMICAL

On November 6, 2020, the Board of Directors (“BoD”) of POSCO resolved to participate capital increase with consideration of POSCO CHEMICAL CO., LTD., which is the affiliated company of POSCO.

	1. Transaction Party	POSCO CHEMICAL CO., LTD.

2. Details	A. Date of Investment Payment	January 21, 2021
	B. In return	8,901,382 common shares of POSCO CHEMICAL CO., LTD.
	C. Investment Amount	KRW 540,314 million
	D. Total Investment to POSCO CHEMICAL CO., LTD.	KRW 747,945 million

	3. Purpose of Investment	To participate capital increase with consideration of POSCO CHEMICAL CO., LTD.

	4. Date of the BoD Resolution	November 6, 2020

	• Outside Directors Participation	7 out of 7 Outside Directors

	• Participation of the Audit Committee Members	Attended

5. Others

•  “A. Date of Investment Payment” may change.

•  “D. Total Investment to POSCO CHEMICAL CO., LTD.” is the sum of the book value of POSCO CHEMICAL CO., LTD. shares held by POSCO, KRW 207,631 million, and the investment amount determined by the BoD of POSCO, KRW 540,314 million.

•  “C. Investment Amount” and “D. Total Investment to POSCO CHEMICAL CO., LTD.” may change upon confirmation of the issue price per share.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POSCO
(Registrant)

Date: November 9, 2020	By	/s/ Lim, Seung-Kyu
(Signature)
Name: Lim, Seung-Kyu
Title: Executive Vice President